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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

June 27, 2014

VIA Hand Delivery AND EDGAR

Jerard Gibson

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	1347 Capital Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed June 6, 2014 File No. 333-195695

Dear Mr. Gibson:

On behalf of 1347 Capital Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated June 25, 2014, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on June 6, 2014.

The Company is concurrently filing via EDGAR an Amendment No. 2 to Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with two courtesy copies of the Form S-1 marked to show changes from the Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on June 6, 2014.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

General

1.	We note your response to comment 5 in our letter dated May 5, 2014. Please update your disclosure to reflect this information.

Response: The Company respectfully advises the Staff that page 17 of the Form S-1 includes the following sentence: “There is no limitation on our ability to raise funds privately or through loans in connection with our initial business combination.” In light of the Staff’s comment, the Company has also revised page 61 of the Form S-1 to include the same sentence.

United States Securities and Exchange Commission

June 27, 2014

Prospectus Summary, page 1

General, page 1

2.	We note in your disclosure on pages 2 and 57 in response to comment 7 from our letter dated May 5, 2014. To the extent applicable, please further revise to discuss any adverse business developments of FMGQ/UIHC.

Response: The Company respectfully advises the Staff that the Company is not aware of any adverse business developments of FMGQ/UIHC that would be material to the disclosure regarding FMGQ/UHIC in the Form S-1. However, in light of the Staff’s comment, the Company has revised the disclosure on pages 2 and 58 of the Form S-1 to state that the closing price of UIHC common stock did not exceed $8.00 (the initial public offering price per unit of FMGQ units) until September 2013.

Reimbursement of out-of-pocket expenses, page 26

3.	We note your response to comment 11 from our letter dated May 5, 2014, as well as your added risk factor disclosure on page 26. Please also disclose any out-of-pocket expenses accrued to date, if applicable.

Response: The Company respectfully advises the Staff that no out-of-pocket expenses have been accrued to date. The Company will update the Form S-1 prior to its road show in the event that any out-of-pocket expenses are accrued.

Underwriting, page 96

4.	Please revise to disclose any historical banking and commercial dealings between the underwriter(s) and the company or its affiliates, or confirm that there have been no such dealings.

Response: The Company has revised pages 103-104 of the Form S-1 to disclose historical banking and commercial dealings between the underwriters and the Company’s affiliates.

The Company hereby acknowledges that:

United States Securities and Exchange Commission

June 27, 2014

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

JLR/ems

cc:	Angela McHale, Senior Counsel